UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ANALOG DEVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.16 2/3 par value
(Title of Class of Securities)
032654 10 5
(CUSIP Number of Class of Securities (Underlying Common Stock))
Margaret K. Seif
V.P., General Counsel and Secretary
One Technology Way, Norwood, MA
(781) 329-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with a copy to:
Mark G. Borden, Esq.
Graham Robinson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$141,190,864	$7,879

(1)	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 40,924,888 shares of the issuer’s common stock and have an aggregate value of $141,190,864 as of August 24, 2009, calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $28.24, the price of the issuer’s common stock as reported on the New York Stock Exchange on August 24, 2009.

(2)	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$7,879	Filing Party:	Analog Devices, Inc.
Form of Registration No.:	005-14552	Date Filed:	August 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE
This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 8, 2009 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed with the SEC on September 9, 2009 (“Amendment No. 2”) relating to an offer by Analog Devices, Inc., a Massachusetts company (the “Company” or “Analog”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.16 2/3 per share (the “Exchange Offer”).
This Amendment No. 3 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, Amendment No. 1 and Amendment No. 2.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 12:00 midnight at the end of Friday, September 25, 2009, Eastern time. Pursuant to the Exchange Offer, 33,659,862 shares under eligible stock options were tendered, representing 82.5% of the total shares under stock options eligible for exchange in the Exchange Offer. All surrendered options were cancelled and in exchange therefor (i) on September 28, 2009, Analog granted awards for an aggregate of 15,197,808 shares under new stock options under the 2006 Stock Incentive Plan, as amended, and (ii) Analog will promptly make cash payments in the aggregate of $2,566,089 (less applicable withholdings). The exercise price of the new stock options (other than for employees in Israel) is $28.02 (the closing price of Analog common stock on September 28, 2009 as reported by the New York Stock Exchange (“NYSE”)), including for options to employees in France, whose grants have an exercise price equal to the greater of the closing price of Analog’s common stock as reported on the NYSE on the grant date or 95% of the average closing price of Analog’s common stock as reported on the NYSE during the 20 trading days immediately preceding the grant date. Grants to employees in Israel have an exercise price of $28.06, the greater of the closing price of Analog’s common stock as reported on the NYSE on the grant date or the average closing price of Analog’s common stock as reported on the NYSE during the 30 trading days immediately preceding the grant date.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

ANALOG DEVICES, INC.
By:	/s/ Margaret K. Seif
Margaret K. Seif
Vice President, General Counsel and Secretary

Date: September 29, 2009